WOODSIDE
AUSTRALIAN ENERGY

02 JUL -2 AM 12: 11

28 May 2002

[redacted]

02042273

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange.

- Stock Exchange Release in relation to Laminaria North-1 (AC/L5) lodged with the Australian Stock Exchange ("ASX") on 28 May 2002.
- Stock Exchange Release in relation to Lantana-1 (AC/P4) lodged with the ASX on 28 May 2002.

Yours faithfully
WOODSIDE PETROLEUM LTD.

PROCESSED
JUL 15 2002
THOMSON FINANCIAL

LYNNE KYLE
Corporate Assistant

dlw 7/3

WOODSIDE PETROLEUM LTD.
A.B.N. 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Postal Address: Box D188 G.P.O. Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9348 4990

28 May 2002

WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.

ABN 55 004 898 962

STOCK EXCHANGE RELEASE

AC/L5
Laminaria North-1

Woodside Petroleum Ltd., Operator of the AC/L5 Joint Venture, reports that the Laminaria North-1 exploration well located in the Timor Sea was drilling ahead in an 8½ inch hole at 2795 metres. 9⅝ inch casing was set at 2655 metres.

All reported depths are referenced to the rig rotary table.

Woodside's interest in this well is 66.67% with Shell Development (Australia) Proprietary Limited holding 33.33%. BHP-Billiton Petroleum (Northwest Shelf) Pty Ltd, the other participant in the AC/L5 Joint Venture, has elected not to participate in the drilling of this well.

ROBIN LEES
Asst. Company Secretary

28 May 2002

WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

AC/P4
Lantana-1

Woodside Petroleum Ltd., Operator of the AC/P4 permit, reports that the Lantana-1 exploration well located in the Vulcan Sub-basin of the North West Shelf was spudded on 28 May 2002.

Since spudding, the well has drilled a 36 inch hole to 232 metres and run the 30 inch casing.

The Sedco 702 drill rig is drilling the well. The location is approximately 8.5 kilometres southwest of the Audacious oil discovery. Water depth at the location is 170.6 metres. Planned total depth is 2126 metres.

All reported depths (except water depth) are referenced to the rig rotary table.

Woodside's interest in AC/P4 is 80%. The other participant in the permit is OMV Timor Sea Pty Ltd a wholly owned subsidiary of OMV Australia Pty Ltd (20%).

ANTHONY NIARDONE
Assistant Company Secretary